Exhibit 99.1

St. John's, NL – February 12, 2021

FORTIS INC. FILES 2020 YEAR-END DISCLOSURE DOCUMENTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today filed its audited Consolidated Financial Statements and related Management Discussion and Analysis for the year ended December 31, 2020, as well as its 2020 Annual Information Form, with Canadian securities regulatory authorities. The Corporation has also filed its Form 40-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission. Copies of these documents are available electronically at www.sedar.com (Canadian filings), www.sec.gov (U.S. filings) and the Corporation's website, www.fortisinc.com, or by emailing investorrelations@fortisinc.com.

The Management Information Circular for the Corporation's upcoming Annual Meeting of Shareholders is expected to be made available to shareholders in late March.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2020 revenue of $8.9 billion and total assets of approximately $55 billion as at December 31, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com